

December 20, 2013

Via Email
Mr. Shaoyun Han
Chief Executive officer
Tarena International, Inc.
Suite 10017, Building E
Zhongkun Plaza, A18 Bei San Huan West Road
Haidian District, Beijing 100098
People's Republic of China

> **Re:** **Tarena International, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted November 26, 2013**
> **CIK No. 0001592560**

Dear Mr. Han:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We remind you of the Rule in Item 8(A)(4) of Form 20-F, that in the case of a company's initial public offering, the audited financial statements must be as of a date not older than 12 months at the time the document is filed. In this regard, please revise as needed based upon this rule.

2. Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us

sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

3. Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. Provide us with copies of any industry analysis or reports that you cite or upon which you rely, including, but not limited to, market research reports and data prepared by IDC. Confirm for us that these documents are publicly available. Please clearly mark the specific portions that you are relying upon so that we can reference them easily.

6. Please provide us with English versions of your VIE agreements.

Prospectus Summary, page 1

7. Revise your disclosure to distinguish your current operations from any prospective endeavors. Prominently disclose that you derive a majority of your net revenues from Java courses. Disclose that in 2011, 2012 and the nine months ended September 30, 2013, your Java course contributed approximately 73.4%, 73.3% and 65.1% of your net revenues, respectively. To provide balance in this disclosure, state the risk that reduction of usage of Java in the IT industry would impact your operations and financial results. With this in mind, please revise statements indicating more aspirational roles in this business area. By way of example, we include such statements that:
    - You are the largest provider in China of IT professional education services;
    - The basis for your statement that you believe that you are one of China's leading brands in professional education;
    - What makes your platform innovative; and
    - What exactly your "partnership" with global Fortune 500 companies includes.

8. Revise to disclose the more specific findings of the IDC report. Given your reliance on Java, please explain your current disclosure that the IDC report says that you are the largest provider of IT professional education services in China.

9.	Include balanced disclosure to present your position in this industry among the competition, by market share, regionally relevant as necessary, revenue, etc. We note your disclosure on page 100. Tell us why the market information you provide with this revision is directly applicable to your business, taking into consideration your reliance on Java.

10.	Tell us, with a view toward disclosure, which entity holds your intellectual property, including registered 13 software copyrights for your proprietary TTS and your one trademark, registered 40 domain names relating to your business, including your www.tarena.com.cn and www.it211.com.cn websites, etc.

11.	Please clarify in plain English your use of "high-demand industry verticals."

12.	Please expand your disclosure to explain how you deliver high quality lectures through a group of experienced and passionate instructors in Beijing to a nationwide network of 86 directly operated learning centers in 32 cities in China. For example, if these lectures are broadcast live over your website to students sitting in learning centers, this should be made clear. Articulate the breakdown of in-audience live lectures, broadcast live lectures and pre-recorded videos. Provide a basis for your statement that you do this "without impacting the quality of [y]our course offerings."

13.	Distinguish between your students' involvement with instructors as opposed to your in-class teaching assistants who "coach, tutor and supervise" students.

14.	Please explain how your student-to-instructor ratio is broken down. For example, are these all live lectures broadcast from the Beijing instructors? If so, to what size "classes" in how many cities, etc.

15.	To provide balance and context, please disclose that the registrant is a holding company and clarify that your operational consolidated affiliated entity in the PRC includes a variable interest entity holding the ICP license, material to your business operations and financial results. Disclose that it is through the contractual arrangements that you have effective control, which allows you to consolidate the financial results of the VIE in your financial statements. Disclose that, if your PRC VIE and its shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to use the material ICP license to operate your business and that you are not eligible as a FIE to hold an ICP. Disclose the percentage of revenues in your consolidated financial statements that are derived from your use of the ICP held by the VIE.

16.	We note your disclosure on pages 18 and 19 regarding a risk factor concerning learning centers operating outside their scope or license. Please summarize this risk in the Prospectus Summary or Challenges section, breaking out the categories by degree of risk, e.g., 29.9% of your student enrollments are from learning centers with neither professional education services nor education information related consultation as an authorized scope of business, 14.3% of your student enrollments come from centers operated outside their approved districts without obtaining relevant licenses and permits, etc. The extent of these risks should be prominently disclosed. We note your disclosure on pages 18-19.

17. We note your disclosure on page 20 regarding a risk factor concerning your cooperative relationship with certain financing entities. Please summarize this risk in the Prospectus Summary or Challenges section.

18. We note your disclosure at the bottom of page 21 and top of page 22 regarding your leasehold interests. Please summarize this risk in the Prospectus Summary or Challenges section.

Organizational Chart, page 4

19. Amend your chart to include your subsidiaries and schools, including principals and control people. Please include sponsor information for the schools and distinguish them from subsidiaries of which you hold direct equity.

Risk Factors, page 14

The operations of certain of our learning centers are, or may be deemed by relevant PRC government authorities to be…, page 19

20. Please revise your disclosure to make clear how you have actually "changed the sponsors of two schools" yet the change is not effective. Make clear what will happen if you do not receive approval.

Risks Relating to Our Corporate Structure, page 26

If the PRC government finds that the agreements that establish the structure for holding our ICP license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties, page 26

21. Add the PRC law on the foreign ownership restriction on Internet content and other value-added telecommunication services. We note your disclosure on page 108. The force of the prohibitions and restrictions should be prominent at this risk factor.

22. Please revise your disclosure throughout this offering document to eliminate reference that you entered into a VIE structure "to comply" with PRC laws and regulations. We note such disclosure on page 108 as well, for example.

23. Revise your disclosure to state the materiality of the ICP to the entirety of your business operations and financial results. Disclose the portion of your operations that could be run without your ICP license and your www.it211.com.cn website.

24. Describe the risks to your operations of and financial results from your TTS online platform relative to the risks surrounding the ICP.

25. Please revise to remove disclosure that reduces the perception of the materiality of the ICP to your entire operations and financial results, including your disclosure here that insignificant revenue is generated from your VIE, Beijing Tarena, etc.

If Beijing Tarena becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could materially and adversely affect our business, page 30

26. We note your disclosure that "[i]f the shareholders of Beijing Tarena were to attempt to voluntarily dissolve or liquidate Beijing Tarena without obtaining [y]our prior consent, [you] could effectively prevent such unauthorized voluntary liquidation by exercising [y]our right to request Beijing Tarena's shareholders to transfer all of their equity ownership interest to a PRC entity or individual designated by [you] in accordance with the exclusive option agreements with the shareholders of Beijing Tarena." Please explain who at the company would exercise this right, including the anticipated shareholding, officer and director control of Mr. Han and his affiliates, including, but not limited to his wife, Ms. Ying Sun.

27. Disclose the uncertainties in legal proceedings enforcing your VIE agreements accounting for the prohibition on your VIE holding the ICP to assist a foreign investor in any form. We note that "Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China." Please include this factor in your current discussion of the event that if the shareholders of Beijing Tarena initiate a voluntary liquidation proceeding without your authorization or attempts to distribute the retained earnings or assets of Beijing Tarena without your prior consent, you may need to resort to legal proceedings to enforce the terms of the contractual agreements. Explain why "the outcome of such legal proceeding would be uncertain."

Use of Proceeds, page 52

28. Please disclose whether you plan to use any of the proceeds from this offering to fund the operations of your VIES and their related entities. Further, disclose whether you plan to use the proceeds from this offering to increase the registered capital of your domestic

directly-held PRC subsidiaries and, if so, disclose the names of these entities and regulatory approvals and steps that need to be taken.

Corporate History and Structure, page 59

29.   We note that you are in the process of winding down Shanghai Tarena Software Technology Co., Ltd. However, to provide your investors with a complete picture of your current organizational structure, please revise to include Shanghai Tarena in the diagram. Please tell us if any other entities have been excluded from the diagram.

Equity Interest Pledge Agreements, page 62

30.   Please state the steps you have taken to date to register these equity interest pledge agreements with the competent Administration for Industry and Commerce.   Include in this disclosure the names of the local AIC offices at which you are in the process of registering such equity pledges.

31.   Please reconcile your disclosure that you are in the process of registering the equity pledge agreements with your disclosure on page 27 that in the opinion of Han Kun Law Offices the agreements are valid, binding and enforceable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Net Revenues

32.   We refer to your statement that you "generally collect tuition fees in advance." Please reconcile this statement with your receivable balance of approximately $17 million as of December 31, 2012 and risk factor disclosure on page 25, indicating that your historical outstanding accounts receivable have been relatively high.

33.   Expand your disclosure to discuss the economic reasons for your involvement in the Student Loan Program.

Liquidity and Capital Resources, page 78

34.   You state that your cash is unrestricted as to withdrawal. Please confirm that this statement applies to cash held in your VIEs.

Principal [and Selling] Shareholders, page 123

35.   Please include the corresponding percentages or portions represented by U.S. holders of your Series A convertible preferred shares and Series B convertible preferred shares.

Description of Share Capital, page 127

36.   Please revise your disclosure as follows:

- Make clear, here (under "Voting Rights, page 127") and under "How do I vote, page 139" the number of days that notice of meetings is to be provided to shareholders;
- Include the number of "clear days" that notice is to be served to shareholders in your discussion under "Calls on Ordinary Shares and forfeiture, page 129"; and
- Consider making clear where your bylaws differ from what may be implied by the bulleted list provided under "Exempted Company, page 129";

Taxation, page 150

37.   Please revise your disclosure as follows:

- Consider including discussion of Hong Kong tax consequences and considerations, including the extent that treaties between Hong Kong and the PRC may apply;
- Reconcile your discussion of local tax laws in China with your reference in the introductory paragraph under this heading to not discussing state, local and other tax laws; and
- Revise your reference to "certain" tax considerations in the caption and first sentence under "Certain United States Federal Income Tax Considerations" to make clear that you discuss all material tax consequences and considerations.

Consolidated Balance Sheets, page F-3

38.   Please revise to include a pro forma balance sheet alongside your most recent historical balance sheet to reflect the conversion of preferred into common stock (excluding effects of offering).

Note 1. Description of Business, Organization, Basis of Presentation and Significant Concentrations and Risks

Note 1(b) Organization, page F-7

39.   We direct you to the fourth sentence in the second paragraph of this section on page F-7. You refer to a series of contractual agreements and arrangements "among Tarena International, *Beijing Tarena Technology Co., Ltd.* (a wholly-owned subsidiary of Tarena International or the "WOFE")" and the Tarena Entities. Revise to correctly identify the name of the WFOE or explain. We note that Tarena Technologies Inc. is identified as the WFOE in your organizational chart presented on pages 4 and 60.

40.   Please identify the individuals of the board of directors, management and legal representatives of Tarena International, Inc., Tarena Technologies, Inc. and Beijing

Tarena. For each of those identified, tell us their percentage of ownership and beneficial voting interest in each entity before <u>and</u> after the conversion of preferred shares into Class B shares and the offering. In your response describe any relationships among those identified (e.g., contractual, familial, business, or otherwise) and specifically including Mr. Shaoyun Han and Mr. Jianguang Li, the nominee shareholders of Beijing Tarena.

41. We note that you base your determination to consolidate the Tarena Entities on the VIE Agreements, one of which is the Equity Interest Pledge Agreement. Please tell us how you concluded that you are the primary beneficiary despite the fact that the Equity Interest Pledge agreements are not yet effective.

42. Revise to clearly present each of the following separately on the face of the statement of financial position per ASC 810-10-45-25:

- Assets of your consolidated VIEs that can be used only to settle obligations of the consolidated VIEs; and
- Liabilities of your consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary.

43. Please disclose how your involvement with the VIEs affects your financial position, financial performance, and cash flows per ASC 810-10-50-2AA(d).

44. We note that you disclose total current and non-current assets and liabilities of your VIEs on page F-20. Expand your disclosure to present the carrying amounts and classification of the VIEs' assets and liabilities on a more disaggregated basis, including qualitative information about the relationships between those assets and liabilities, and include the intercompany payable to the WOFE for accrued service fees. Please refer to ASC 810-10-50-3(bb).

45. We refer to ASC 810-10-50-5A(c). Please revise to disclose whether Tarena International or Tarena Tech has provided financial or other support (explicitly or implicitly) during the periods presented to the VIEs that it was not previously contractually required to provide or whether the reporting entity intends to provide that support, including both of the following:

- The type and amount of support, including situations in which the reporting entity assisted the VIE in obtaining another type of support; and
- The primary reasons for providing the support.

46. We refer to ASC 810-10-50-5A(d). Please revise to comply by disclosing qualitative and quantitative information about your involvement (giving consideration to both explicit arrangements and implicit variable interests) with the VIEs, including, but not limited to, the nature, purpose, size, and activities of the VIEs, including how they are financed. Specifically describe the recognized and unrecognized revenue-producing assets that are

held by the VIEs. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

47.   Please expand your disclosures of risks in relation to the VIE structure to disclose risks related to potential conflicts of interests. Your disclosure should describe the relationships that result in the potential conflicts of interests.

Note 1(c) Basis of Presentation, page F-10

48.   Revise to comply with ASC 275-10-50-4 regarding management's estimates used in the preparation of financial statements in conformity with US GAAP.

Note 2. Summary of Significant Accounting Policies

Off-Balance Sheet Commitments and Arrangements

49.   We note from your disclosures on page F-23, that you serve as the guarantor of loans taken out by students from Chuanbang, a credit-sourcing company owned by Mr. Shaoyun Han, your chief executive officer. Please refer to ASC 310-10-50-9 and 10 and revise to provide a description of the accounting policies and methodology used to estimate your liability for off-balance-sheet credit exposures and related charges for those credit exposures.

Note 2(e) Accounts Receivable, page F-12

50.   Revise to disclose your policy for determining past due or delinquency status of accounts receivable. Please refer to ASC 310-10-50-6(e).

51.   Revise to disclose your policy for charging off uncollectible accounts receivable in accordance with ASC 310-10-50-4A.

Note 3. Accounts Receivable, page F-18

52.   Revise to provide the disclosures required by ASC 310-10-50-7 and 7(A), including an analysis of the age of accounts receivable at the end of the reporting period that are considered to be past due.

53.   Please tell us the basis upon which you determine your allowance for doubtful accounts and how you have considered your historical experience, which indicates that you have not written off any bad debts during any of the periods presented.

Note 8. Income Taxes, page F-20

54.   Please revise to provide the following disclosures in accordance with ASC 740-10-50-15(d). For positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date, describe:
   • The nature of the uncertainty;
   • The nature of the event that could occur in the next 12 months that would cause the change; and
   • An estimate of the range of the reasonably possible change or a statement that an estimate of the range cannot be made.

55.   Please provide us with an analysis of your current tax provision for each of your tax jurisdictions, specifically including your VIEs and WOFEs. Please provide sufficient information to allow us to understand how the components reconcile to your consolidated tax provision.

56.   Please revise to describe the nature and effect of all significant matters affecting comparability of information for all periods presented per ASC 740-10-50-14.

Note 9. Related Party Transactions, page F-23

57.   Please tell us in detail about the nature of Connion Capital Ltd. and Chuanbang Business Consulting (Beijing) Co. Ltd., entities which are both wholly-owned by Mr. Han, and the extent of your involvement in their activities.

58.   We note that Chuanbang acts as an intermediary to facilitate P2P lending with your students. Please revise to describe the business reason for including Chuanbang as an intermediary in the lending process and describe the role of the third-party P2P lenders.

59.   Your disclosures regarding your Student Loan Program on pages 20, 125 and herein are inconsistent. To help us understand the program please describe in more detail the lending process from the time the student request financial assistance up to when the loan is collected. Also please tell us the parties involved at each phase of the lending process.

60.   In addition it is unclear to us why the third-party lenders remit cash directly to Mr. Han rather than to the company. Further we note that Mr. Han assigned the loans to the third-party lenders; if true, it would appear that the student should make their payments directly to the third party lenders. Please advise.

61.   We note that as of December 31, 2012, the company's maximum exposure to guarantees of student loans was $7.4 million. Please tell us whether you recognized a liability for your guarantee under the Student Loan Program in accordance with ASC 460-10-25-4

and if so, how you determined such amount. If no liability was recognized, please tell us your basis for that conclusion and how you determined there was no value to the guarantee.

62.   Please revise to comply with the disclosure requirements of ASC 460-10-50-4, with respect to your guarantee of payments under the Student Loan Program, including, but not limited to the following:

- The approximate term of the guarantees;
- The events or circumstances that would require you to perform under the guarantee;
- The current status of the payment/performance risk of the guarantee;
- The maximum potential amount of future payments on an undiscounted basis, if the amount disclosed on page F-23 is discounted, that you could be required to make under the guarantee; and
- The current carrying amount of the liability, if any, for your obligations under the guarantees.

Tarena International Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1(a) Organization, page F-39

63.   We refer to the table disclosing total assets and liabilities of the Tarena Entities as of September 30, 2013 and December 31, 2012. The amounts presented do not appear to be consistent with disclosures elsewhere in your registration statement. For example, on page 4 you disclose that total assets of the consolidated VIEs represented 7.1% of total assets at September 30, 2013; however, on page F-39, you report total assets of your consolidated VIEs in the amount of $11.9 million which represents approximately 16% of total assets. Please revise to clarify the differences in amounts presented throughout your document.

64.   We note that in 2012 you began to transfer most of the operations, including related assets and liabilities of VIEs to the wholly-owned subsidiaries of Tarena International, and that as of September 30, 2013 Tarena International is still in the process of transferring the remaining learning center operations of the VIEs to other subsidiaries of Tarena International. Please expand your disclosure to describe the operations, licenses, and other revenue-producing assets that were transferred to Beijing Tarena and Shanghai Tarena and describe those operations, licenses, assets and liabilities that will remain with the VIE. Please also revise to disclose the expected transfer completion date of the remaining 12 learning centers.

65.   Please tell us how you accounted for the transfer of assets and related liabilities of your VIEs to the wholly-owned subsidiaries of Tarena International.

Mr. Shaoyun Han
Tarena International, Inc.
December 20, 2013
Page 12

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christy Adams, Senior Staff Accountant, at 202-551-3363 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP